SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

__________________________________________

Dun & Bradstreet Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
26484T106
(CUSIP Number)
Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 27, 2023
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 79,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 79,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%*
(14)	TYPE OF REPORTING PERSON CO
* Includes all shares of Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 79,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 79,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%*
(14)	TYPE OF REPORTING PERSON OO
* Includes all shares of Common Stock beneficially owned by DNB Holdco, LLC.See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS DNB Holdco, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 79,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 79,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%*
(14)	TYPE OF REPORTING PERSON OO
* See Item 5.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 25, 2022 and as amended on July 11, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Dun & Bradstreet Holdings, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On July 13, 2022, DNB Holdco, LLC sold 1,357,665 shares of Common Stock for $19,401,033 net of fees, or $14.29 per share of Common Stock.

Information as of the date of this Amendment No. 2 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 435,731,379 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.

As of the date of this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 79,048,691 shares of Common Stock, which represents approximately 18.1% of the outstanding shares of Common Stock, and is comprised of 44,048,691 shares directly held by DNB Holdco, LLC and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco, LLC.

As of the date of this Amendment No. 2, the Letter Agreement Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 172,340,216 shares representing 39.6% of the Issuer’s outstanding Common Stock, based on the most recent information filed with the SEC. It is the understanding of the Reporting Persons that the other Letter Agreement Parties file separate Schedules 13G or 13D, as the case may be, pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Amendment No. 2 does not reflect any shares of Common Stock beneficially owned by the other Letter Agreement Parties.

(c) The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 27, 2023	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director, General Counsel and Corporate Secretary

DNB HOLDCO, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President and General Counsel

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	16,396,308 (3)	3.7%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Ste 600 San José, CA 95112
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225	10,000	Less than 1%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117
Frank R. Martire	Executive Chairman of NCR Corporation	3097 Satellite Blvd Bldg 700 Duluth, GA 3009
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	602,592 (4)	Less than 1%
Erika Meinhardt	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204	152,461	Less than 1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach FL 32169
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805 Marina Del Ray CA 90292	250,000	Less than 1%
David W. Ducommun	President of Cannae Holdings, Inc.	(2)
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	0 (5)
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	115,994 (6)	Less than 1%
(1) To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134
(3) 3,706,664 shares of Common Stock are held directly by Mr. Foley, 10,609,644 shares of Common Stock are held directly by Bilcar, LLC, a partnership owned by Mr. Foley and Carol Foley, and 2,080,000 shares of Common Stock are issuable pursuant to currently exercisable options held by Mr. Foley.
(4) Reflects a sale by Mr. Massey of 181,630 shares of Common Stock on December 15, 2022 at a price of $13 as reported by Mr. Massey on a Form 4 filed with the Securities and Exchange Commission on December 19, 2022.
(5) Reflects sales by Mr. Coy of 450 and 6,487 shares of Common Stock on December 20, 2022 and January 11, 2023, respectively, at a price of $12.42 and $12.67, respectively.
(6) Reflects a sale by Mr. Gravelle of 12,500 shares of Common Stock on December 23, 2022 at a price of $12.13.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)
(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 2.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

DNB Holdco, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Manager, President, DNB Holdco, LLC	(2)	(2)	(2)
David W. Ducommun	Executive Vice President, Corporate Finance, DNB Holdco, LLC	(2)	(2)	(2)
Michael L. Gravelle	Executive Vice President and General Counsel, DNB Holdco, LLC	(2)	(2)	(2)
Cannae Holdings, LLC (1)	Managing Member, DNB Holdco, LLC	(3)	(1)	(1)
(1) Cannae Holdings, LLC, a Delaware limited liability company, is the Sole Member of DNB Holdco, LLC. See above and Item 5 of this Amendment No. 2.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.